K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 26, 2014

VIA EDGAR

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Miller Income Opportunity Trust (the “Fund”)
- Class A, Class A2, Class C, Class FI, Class R, Class I and Class IS
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to your comments, discussed in our telephone conversation on January 27, 2014, regarding your review of Post-Effective Amendment No. 67 to the Registrant’s registration statement on behalf of the Fund. Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 67 will become effective on February 28, 2014. We are filing Post-Effective Amendment No. 74 herewith. Post-Effective Amendment No. 74 reflects certain non-material clarifying and conforming changes and will become effective on February 28, 2014 pursuant to Rule 485(b) under the 1933 Act.

1.	Comment: Delete “Generally, none” in the fee table and replace it with either “none” or a specific fee.

Response: The Registrant respectfully submits that the words “generally none” are more appropriate to describe the maximum deferred sales charge for Class A and Class A2 shares as has been previously discussed with the SEC staff. As discussed elsewhere in the Prospectus, the deferred sales charge is only applicable to investors who buy $1,000,000 or more of Class A and Class A2 shares and then redeem those shares within 18 months of purchase. The Registrant adopted the “Generally, none” formulation in order to address a prior comment by the Staff to remove a footnote describing this arrangement so as to streamline the disclosure in accordance with the content rules governing summary prospectuses. Under the circumstances, the Registrant believes that it best serves the interests of investors if it does not make a categorical statement that there are no deferred sales charges for Class A and Class A2.

2.	Comment: File as an exhibit to the registration statement any written agreement the fund has with respect to the fee waiver.

Response: The Registrant confirms that the Board of Trustees resolutions approving the expense limitations will be filed as an exhibit to Post-Effective Amendment No. 74.

Ms. Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

February 26, 2014

3.	Comment: Confirm that the derivatives-related disclosure in the registration statement complies with the Barry Miller letter.

Response: The Registrant confirms that the derivatives-related disclosure in the registration statement complies with the Barry Miller letter.

4.	Comment: Consider drafting separate risk factors for foreign investments and emerging markets investments.

Response: The Registrant has considered this comment and determined to maintain the existing format with foreign investments and emerging market investments in the same risk component. The Registrant notes that it made other nonmaterial changes to the foreign investments and emerging markets investments risk disclosure.

5.	Comment: Confirm that the use of related performance complies with the Nicholas-Applegate No-Action letters.

Response: The Registrant confirms that its use of related performance complies with the Nicholas-Applegate No-Action letters.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/Ndenisarya M. Bregasi

Ndenisarya M. Bregasi